Movements in the Price of our American Depositary Shares

Mexico City, Mexico, January 19, 2011. - Grupo Casa Saba, S.A.B. de C.V. (NYSE: SAB) states that the NYSE has contacted our company in accordance with its usual practice, in view of the movements of our share price today. We do not have any knowledge of any event that could have caused the movements in our share price today.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications.  In 2009, the company had net sales of $29,971 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:

GRUPO CASA SABA                                               IR Communications:
Sandra Yatsko,IR                                                       Jesús Martínez Rojas
+52 (55) 5284-6672                                                  +52 (55) 5644-1247
syatsko@casasaba.com                                          jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com